NEWS RELEASE

Alderon Announces Initial Iron Ore Resource at Kami

April 5, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce the results of the initial independent National Instrument (NI) 43-101 Mineral Resource estimate on the 100% owned Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.  The Watts, Griffis and McOuat Limited (“WGM”) estimate includes an indicated iron ore resource of 490 million tonnes at 30.0% iron and an additional inferred resource of 118 million tonnes at 30.3% iron (refer to tables below for tonnage and grade details) based on a cut-off grade of 20% iron.

“We are extremely excited about this initial resource since we have exceeded our own publically stated objectives for the first resource and clearly demonstrated the viability of the project,” says Mark Morabito, President and CEO of Alderon.  “As I stated on February 3, our goal for this resource was 400 to 500 million tonnes.  We were targeting 600 to 800 million tonnes following the completion of the current winter program, which will now have to be revised and increased, once our current drilling is complete.”

The mineral resource is contained within two zones, Rose Central and Mills Lake.  The Rose Central zone has a currently defined strike length of 1,700 metres (m) and a true thickness of up to 320 m.  Mills Lake is located 3.1 kilometres southeast of Rose Central and has a currently defined strike length of 1,500 m and a true thickness of up to 180 m.  Both of these zones are open for expansion and will be followed up with further drilling this summer.  As shown in the table below, the defined resource is both sizable and fairly consistent in iron grade across multiple cut-off levels.

ROSE CENTRAL INDICATED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	355.4	30.2	27.2
22.5	372.2	29.9	26.9
20.0	376.1	29.8	26.9

ROSE CENTRAL INFERRED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	44.9	30.0	27.3
22.5	45.8	29.9	27.2
20.0	46.0	29.8	27.2

MILLS LAKE INDICATED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	111.6	30.7	28.0
22.5	113.7	30.6	27.8
20.0	114.1	30.5	27.8

MILLS LAKE INFERRED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	70.8	30.8	28.3
22.5	71.5	30.8	28.2
20.0	71.9	30.7	28.2

* Note: Oxide Iron is the combined iron in Magnetite and Hematite

Resource Estimate Details

The mineral resource estimate for the Kami Project is based on results from 68 diamond drill holes at Rose Central (48 holes) and Mills Lake (20 holes) zones totaling 24,079 m and is effective as of April 5, 2011.  Mr. Michael Kociumbas, P.Geo. and Mr. Richard Risto, P.Geo. with independent firm, WGM, Consulting Geologists and Engineers of Toronto, Ontario, are Qualified Persons as defined by NI 43-101 and are responsible for this mineral resource estimate.  They have verified, reviewed and approved the technical data contained in this news release and underlying sampling, analytical and test data.  The estimate is classified as an indicated or inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101.  This NI 43-101 compliant estimate will be filed in a Technical Report on SEDAR within 45 days of this news release.  Mineral resources, which are not mineral reserves, have not demonstrated economic viability.  Alderon is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

The geological and mineral resource modelling parameters consisted of:

•                                        creation of 3-D wireframes from the drillhole information - where possible, the hematite-rich zones were modelled separately from the main magnetite-rich bodies;

•                                        a block model procedure (block sizes of 20 m x 5 m x 5 m) was used with grades interpolated utilizing an Inverse Distance estimation technique; Total Iron (TFe%), Fe in magnetite, Fe in hematite, Manganese% and SiO2% were modelled.

•                                        a variable density model based on TFe% was created to estimate tonnage; at an average grade of 30% TFe, the density is approximately 3.56 tonnes per cubic m.

•                                        indicated mineral resources are defined as blocks being within 100 m of a drillhole intercept for Mills and 150 m for Rose.

•                                        inferred mineral resources are blocks more than 100 m or 150 m, respectively for Mills and Rose, from a drillhole intercept interpolated out to a maximum of about 300 m on the ends/edges and at depth when supporting information from adjacent cross sections was available.

Three dimensional images showing the outline of the mineral resources are posted on the Alderon website at: http://alderonmining.com/projects/kami/.

Sawn drill core samples were sent to SGS Mineral Services in Lakefield, Ontario for analyses.  Total iron analysis was performed using X-ray fluorescence (XRF) and the magnetic component was determined by Satmagan magnetic analysis. Standards, blanks, and duplicate assays were included at regular intervals in each sample batch submitted from the field as part of an ongoing Quality Assurance/Quality Control program.

Alderon’s exploration work on the Kami Project is supervised by Edward Lyons, P.Geo., the Chief Geologist for Alderon and a Qualified Person as defined by NI 43-101.  Mr. Lyons has verified that the results used for the resource estimate were accurate from the official assay certificates provided to Alderon.

About Alderon

Alderon is a leading iron ore exploration and development company in Canada.  The Kami Project is located within an existing iron ore district and is surrounded by producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonmining.com

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

President & CEO

Vancouver Office	Toronto Office
T: 604-681-8030	T: 416-309-2135
F: 604-681-8039	F: 416-861-5887
E: info@alderonmining.com
www.alderonmining.com

Renmark Financial Communications Inc.

Florence Liberski: fliberski@renmarkfinancial.com

Barry Mire: bmire@renmarkfinancial.com

Tel.: (416) 644-2020 or (514) 939-3989

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Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about future exploration on and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified the management discussion and analysis section of our interim and most recent annual financial statement or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.